UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            ARMSTRONG HOLDINGS, INC.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    042384107
                       -----------------------------------
                                 (CUSIP Number)


                                December 31, 2006
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.: 042384107                                           Page 2 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
               5.    Sole Voting Power              0
Number of      .................................................................
Shares         6.    Shared Voting Power            0
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         0
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       0
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.00%
.................................................................................
12.   Type of Reporting Person:

      OO

                                  SCHEDULE 13G

CUSIP No.: 042384107                                           Page 3 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
               5.    Sole Voting Power              0
Number of      .................................................................
Shares         6.    Shared Voting Power            0
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         0
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       0
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.00%
.................................................................................
12.   Type of Reporting Person:

      OO

                                  SCHEDULE 13G

CUSIP No.: 042384107                                           Page 4 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Unites States of America
.................................................................................
               5.    Sole Voting Power              0
Number of      .................................................................
Shares         6.    Shared Voting Power            0
Beneficially   .................................................................
Owned by Each  7.    Sole Dispositive Power         0
Reporting      .................................................................
Person With    8.    Shared Dispositive Power       0
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.00%
.................................................................................
12.   Type of Reporting Person:

      IA

                                                               Page 5 of 8 Pages

Item 1(a).  Name of Issuer:

            Armstrong Holdings, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            P.O. Box 3001, Lancaster, PA 17604.

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Glenview   Capital   Management,    LLC   ("Glenview   Capital
                  Management");

            ii)   Glenview Capital GP, LLC ("Glenview Capital GP"); and

            iii)  Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii)   Glenview Capital GP is a Delaware limited  liability  company;
                  and

            iii)  Mr. Robbins is a citizen of the United States of America.

Item  2(d). Title of Class of Securities:

            Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            042384107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b)   Percent of Class:

            The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes 0% of the total number of Shares outstanding.

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership  of More than Five  Percent on Behalf of  Another  Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                     GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                            Name: Lawrence M. Robbins
                                            Title: Chief Executive Officer

Date: February 14, 2007                     GLENVIEW CAPITAL GP, LLC


                                            By: /s/ Lawrence M. Robbins
                                               ---------------------------------
                                            Name: Lawrence M. Robbins
                                            Title: Chief Executive Officer

Date: February 14, 2007                     LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            -----------------------------------